02047956

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Taiyo Seimei Hoken Sogo Gaisha
(Name of Subject Company)

The Taiyo Mutual Life Insurance Company
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

The Taiyo Mutual Life Insurance Company
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

The Taiyo Mutual Life Insurance Company
11-2, Nihonbashi 2-chome
Chuo-ku, Tokyo, Japan 103-0027
813-3231-8982
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
813-5561-4421

August 1, 2002
(Date Tender Offer/Rights Offering Commenced)

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(i) See Exhibits I.1(a)-1, I.1(a)-2 and I.1(a)-3.

(ii) Not applicable.

Item (2). Informational Legends

Included in Exhibits I.1(a)-1, I.1(a)-2 and I.1(a)-3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on August 1, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Masami Asakura

(Signature)

Masami Asakura
Director

(Name and Title)

July 23, 2002

(Date)

(TK) 19731/002/MISC2002/form.cb.wpd

EXHIBIT
INDEX

Exhibit I.1(a)-1

Wall Street Journal Advertisement Published on July 31, 2002

Notice by THE TAIYO MUTUAL LIFE INSURANCE COMPANY of conversion of all of its outstanding equity held by its policyholders into shares of its common stock in connection with its planned demutualization.

In connection with the planned demutualization of The Taiyo Mutual Life Insurance Company effective April 1, 2003, Taiyo will convert all of its outstanding equity, represented by mutual insurance policy participations, held by its policyholders into shares of its common stock. Policyholders have until 5:00 p.m., Tokyo time, on September 30, 2002 to object to the conversion, unless such period is extended. The conversion is expected to be conducted as planned unless timely objections representing more than 20% of total policyholders and total participations in Taiyo's outstanding equity are received from its policyholders.

IMPORTANT INFORMATION REGARDING TAIYO AND THE PROPOSED TRANSACTION, INCLUDING INFORMATION ON THE MANNER OF OBJECTIONS, MAY BE OBTAINED BY CALLING THE FOLLOWING TOLL-FREE NUMBER: 1-866-832-1650 OR AT THE FOLLOWING WEBSITE: HTTP//WWW.TAIYO-SEIMEI.CO.JP/IR/E/IRLIBRALY/PDF/WSJ.PDF. SUCH NFORMATION SHOULD BE READ CAREFULLY.

Taiyo is a Japanese company. Information distributed in connection with the proposed conversion is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information of Taiyo are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the conversion, since Taiyo is located in Japan, and all of its officers and directors are residents of Japan. You may not be able to sue Taiyo or its officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo and its affiliates to subject themselves to a U.S. court's judgment.

Exhibit I.1(a)-2

English Translation of Advertisement Published in Japan on July 31, 2002

Taiyo is a Japanese company. Information distributed in connection with the proposed conversion is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information of Taiyo are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the conversion, since Taiyo is located in Japan, and all of its officers and directors are residents of Japan. You may not be able to sue Taiyo or its officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo and its affiliates to subject themselves to a U.S. court's judgment.

(Translation)

July 31, 2002

Public Notice of Resolution of Demutualization

The Taiyo Mutual Life Insurance Co.

2-11-2, Nihonbashi, Chuo-ku, Tokyo

Masahiro Yoshiike
Representative Director and President

The Taiyo Mutual Life Insurance Co. (hereinafter referred to as the "Company") passed the resolution with regard to its demutualization from a mutual life insurance company into a joint stock corporation (*kabushiki kaisha*) as of April 1, 2003 (hereinafter referred to as the "Demutualization") in accordance with Article 86 of the Insurance Business Law at the 55th Annual General Meeting of Representative Members held on July 30, 2002.

Now, therefore, the Company hereto gives the "Public Notice of Resolution of Demutualization" in accordance with Article 87 of the Insurance Business Law.

Summary of the Resolution

1. The Demutualization Plan was adopted.

2. The articles of incorporation of the joint stock corporation after the Demutualization (hereinafter referred to as the "New Company") were drawn up and the directors, statutory auditors and independent accounting auditors of the New Company were elected.

Purpose of Demutualization

The Company is in a healthy financial position, founded on its business in the household market, and has strived to provide products and services of high quality. Due to the rapidly changing environment surrounding the life insurance industry evidenced, for example, by increasingly severe competition and acceleration of reorganization activities in the industry deregulation, however, speedy and flexible management is required.

The purpose of the Demutualization of the Company to a joint stock corporation (*kabushiki kaisha*) under these circumstances is, among other things, to diversify its means of financing for investment in new business areas and its equity capital as well as to further reinforce its management basis and enhance its profit earning capability by ensuring a flexible management strategy (such as incorporation of a holding company by exchange of shares or acquisition of other companies), so that it will remain as a company that earns trust and is chosen by customers and can provide products and services of even higher quality.

While shares will be allotted to members as provided for in the Articles of Incorporation of the Company who are policyholders of the Company entitled to the distribution of surplus pursuant to insurance policy contracts including persons who succeed any and all rights and obligations under the insurance policy contracts of the relevant policyholders in accordance with the provisions of the insurance clauses of the relevant contracts (hereinafter referred to as the "Members") upon the Demutualization of the Company to a joint stock corporation (*kabushiki kaisha*), the Company aims to list shares of the New Company on a securities exchange in the early stages in order to increase the liquidity of the shares allotted to Members.

Capital Amount

The amount of capital of the New Company is ¥37.5 billion, and the New Company will reserve ¥37.5 billion (including loss reserves of the Current Company at the time of demutualization) as capital reserve.

Matters Concerning Allotment of Shares to Members

1. Summary

   In accordance with the provisions of Article 89, Section 1 of the Insurance Business Law (Allotment of Shares to Members), the Company will allot shares of the New Company to Members as set forth in paragraph 2 below. No shares will be allotted to policyholders who have executed insurance policy contracts pursuant to which no surplus is distributed.

   Pursuant to Article 89 (Allotment of Shares to Members), Section 2 of the Insurance Business Law and Article 44 of the Enforcement Regulations of the Insurance Business Law (Calculation of Amount Contributed by Members), shares will be allotted in proportion to the amount each Member has contributed.

The calculation of the amount contributed and the calculation of the number of shares to be allotted will be performed as set forth in paragraphs 3 and 4 below, respectively.

Notwithstanding the preceding paragraph, if acceptance of the allotment of shares pursuant to Article 89, Section 1 of the Insurance Business Law (Allotment of Shares to Shareholders) and the provisions of the Reorganization Plan constitute a violation of any law or regulation, the equivalent amount of cash shall be delivered in such manner as provided for in paragraph 5 below, pursuant to the provisions of Article 12 of the Enforcement Order of the Insurance Business Law (Delivery of Cash in Lieu of Allotment of Shares).

2. Members to Accept Allotment of Shares

Members who are entitled to the allotment of shares in the New Company shall be those persons who are Members of the Company as of the record date on which Members who are entitled to the allotment of shares upon the Demutualization of the Company are determined (hereinafter referred to as the "Record Date") (March 31, 2002).

3. Method of Calculation of Amount Contributed

(i) Calculation of Amount Contributed by Members

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 1 of the Enforcement Regulations of the Insurance Business Law, the amount contributed by each Member is the sum of the amount contributed by the relevant Member under each insurance policy effective as of the Record Date pursuant to which surplus is to be distributed. If the amount contributed is zero or negative under an insurance policy, the amount contributed is calculated on the assumption that the amount contributed is zero.

(ii) Calculation of Amount Contributed under Each Insurance Policy

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 2 of the Enforcement Regulations of the Insurance Business Law, the amount contributed under each insurance policy shall be the amount calculated in accordance with the following formula for each category of insurance policies established by the Company, effective as of the Record Date:

Amount contributed under each insurance policy *equals:*

(the sum of insurance premiums received from the time of execution of the relevant insurance policy until the Record Date and profit gained from the investment of the money received as the relevant insurance premium)*; minus*

(the amount attributable to the relevant insurance policy as the amount of insurance claims, refunds and other distributions, operational expenses and other disbursements (including dividends and taxes))*; minus*

(the amount of assets to be reserved for the performance of obligations under the relevant insurance policy (calculated by taking into consideration of the expected future contribution, using reasonable assumptions and discount rates))

4. Method of Calculation of Shares to be Allotted

The number of shares to be allotted to Members who are entitled to the allotment of shares shall be calculated as follows in proportion to the amount contributed by each Member. No shares shall be allotted to a Member whose contributed amount is zero.

Number of shares to be allotted *equals:*

(the total number of shares to be issued upon allotment to Members as a result of the Demutualization (1.5 million shares))*; multiplied by*

(the amount contributed by the relevant Member)*; divided by*

(the sum of the amount contributed by all Members (other than contributions by Members who are prohibited by laws or regulations from holding allotted shares))

5. Delivery of Cash in Lieu of Allotment of Shares

For any Member who is prohibited by laws or regulations from holding allotted shares pursuant to Article 89 of the Insurance Business Law (Allotment of Shares to Members) and the provisions of the Reorganization Plan, the Company shall deliver cash in the amount corresponding to the amount contributed by such Member in lieu of allotment of shares in accordance with the provisions of Article 12 of the Enforcement Order of the Insurance Business Law (Delivery of Cash in Lieu of Allotment of Shares).

The amount of cash to be delivered to such Member in such circumstance shall be calculated applying following formula and paid to such Member on or after the later of the date on which the amount of cash to be delivered is determined or the date of the Demutualization. No cash shall be delivered to a Member whose contributed amount is zero.

Amount of money to be delivered *equals:*
(the number of shares to be issued upon allotment to a Member whose contributed amount is the same as the relevant Member); *multiplied by*
(the sale price per share to be determined as provided in " Method of Sale of Shares to be Issued for Fractions of Less Than One Share Arising as a Result of the Allotment of Shares to Members and Method of Calculation of Sale Price, Planned Companies for the Sale and Planned Timing for the Sale" below)

6. Status of Allotment of Shares

The summary of the results of calculation concerning allotment of shares is as follows:

Category		No. of Members		No. of Shares	
			Percentage		Percentage
Members subject to calculation for allotment of shares					
	Members to whom one or more shares will be allotted	321,630	8.4%	603,038	40.2%
	Members to whom only fractional shares will be allotted	2,336,503	61.2%	896,961	59.8%
	Members to whom no shares will be allotted	1,159,095	30.4%	--	--
Members who are prohibited by laws or regulations from holding allotted shares		156	0.0%	--	--
Total		3,817,384	100.0%	1,500,000	100.0%

(NB) For "No. of shares," fractions have been rounded to whole numbers.
For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place.
The number of shares for "Members to whom one of more shares are allotted" includes fractions less than one share.

Method of Sale of Shares to be Issued for Fractions of Less Than One Share Arising as a Result of the Allotment of Shares to Members and Method of Calculation of Sale Price, Planned Companies for the Sale and Planned Timing for the Sale

1. Summary

Fractional shares arising as a result of the allotment of shares to Members shall be sold in such manner as provided for in paragraph 2 below in accordance with the provisions of Article 89 (Allotment of Shares to Members), Section 3 of the Insurance Business Law, and each of the relevant Members shall receive payment of money in proportion to the fractional number of the allotted shares as provided for in paragraph 3 below.

2. Method of Sale of Fractional Shares

   The New Company plans to list its shares on the stock exchange promptly after the date of the Demutualization, and the fractional shares are expected to be disposed of by means of sale upon listing. In such circumstances, the underwriters for the sale will purchase the relevant shares and then sell the shares so purchased to investors at a sale price to be determined by the book building formula. The price applicable to the sale of shares by the New Company to the underwriters (sale price) is the value underwritten the underwriters, and the total value equals the total issue price minus the proceeds receivable by the underwriters.

   If it is expected that the shares will not be able to be listed within one (1) year from the date of Demutualization, however, the New Company will sell the relevant shares to financial institutions within one (1) year from the date of the Demutualization at a price to be determined by using the net asset value formula or other method.

Since there exists no market price on stock exchanges as provided for in Article 89 (Allotment of Shares to Members), Section 3 of the Law, the method of the sale of fractional shares must be approved by a court.

3. Payment of Proceeds from Sale

   The proceeds from the sale of fractional shares sold in a manner as provided for in paragraph 2 above (sum of the sale price) shall be paid to each of the relevant Members according to the fractional number of the shares allotted to it after the prompt completion of the sale of all the relevant shares. In such circumstances, expenses for the sale of fractional shares, if any, shall be deducted from the proceeds from the sale.

Matters Concerning Rights of Policyholders after Demutualization

1. Rights under Insurance Policies

   The rights as provided for in the insurance clauses of the insurance policy contracts executed before the Demutualization do not change after the Demutualization, except for the rights concerning dividends to Members.

   The rights concerning dividends to Members, as set forth in the insurance clauses, will be replaced by the rights concerning policyholder dividends pursuant to Article 114 of the Insurance Business Law (Policyholder Dividends) after the Demutualization.

2. Rights as Members under the Insurance Business Law

   The rights of Members of the Company, as provided for in the Insurance Business Law, will no longer be effective upon the Demutualization.

   Members who are entitled to the allotment of one or more shares, pursuant to "Matters Concerning Allotment of Shares to Members" above, shall become shareholders of the New Company and will be granted rights as shareholders of a joint stock corporation (*kabushiki kaisha*) under the Commercial Code upon the Demutualization.

Post-Demutualization Policyholder Dividend Policy

1. Summary

   In order to meet the reasonable expectations of policyholders for policyholder dividends, the New Company will establish the post-demutualization policyholder dividend policy. According to this policy, the New Company will calculate profits and losses of every fiscal period by classifying the profits and losses into the categories of participating insurance policies, non-participating insurance policies and non-insurance business pursuant to paragraph 2 below, and determine the amount of policyholder dividends based on such profits and losses classified as participating insurance policies pursuant to 3 below.

The New Company will credit to the reserve for policyholder dividends an amount equivalent to or exceeding the amount of the policyholder dividends multiplied by a certain ratio, and such amount will be used as funds for policyholder dividends. The "certain ratio" shall be the rate set forth in Article 29 of the Enforcement Regulations of the Insurance Business Law (Ratio to be Multiplied) to be used to calculate the amount to be credited to the reserve for dividends to members or the reserve for equalizing distributions to Members of a mutual life insurance company under Article 58 (Distribution of Surplus), Sections 2 and 3 of the Insurance Business Law.

The amount credited to the reserve for policyholder dividends shall be allocated to each product category in consideration of the status of profits and losses of that product category (product categories are established according to the nature of insurance policies), and shall be distributed to policyholders in the relevant product category in a manner providedin the insurance clauses of the relevant insurance policy contract.

2. Classification of Policyholder Dividends

The New Company shall classify profits and losses in the following manner to determine the amount of policyholder dividends. Profits and losses for each category are calculated by including those profits and losses relevant to the insurance policies to be executed after the Demutualization. If any new type of insurance policy is adopted after the Demutualization, profits and losses relevant to such insurance policy will be generally included either in the category of participating insurance policies or in the category of non-participating insurance policies, depending on whether or not dividends are paid under such insurance policies however; it may be that a new category may be established.

(i) Category of Participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which dividends are paid to policyholders. However, if the insurance clauses of an insurance policy set forth that no dividends will be paid to policyholders in respect of some portion of the insurance, the profits and losses that are related to the relevant portion shall be classified in the category of non-participating insurance policies.

(ii) Category of Non-participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which no dividends are paid to policyholders.

(iii) Category of Non-insurance Business

This category includes profits and losses other than those relevant to insurance policies.

3. Method of Calculation of Amount to be Paid as Policyholder Dividends

The amount to be paid as policyholder dividends for each fiscal period shall be the amount equivalent to the unappropriated retained earnings for the current fiscal period (before the amount to be credited to the reserve for policyholder dividends is calculated based on the profits and losses of the category of participating insurance policies) minus the amount equivalent to the sum of the following amounts of the relevant category:

(i) Amount of carried over retained earnings;
(ii) Amount of reversal from voluntary reserves in accordance with their use or purpose; and
(iii) Amount calculated pursuant to the provisions of Article 286-3 of the Commercial Code (Deferment of Laboratory and Research Expenses and Development Expenses).

Profits and losses classified under the category of participating insurance policies and profits and losses classified under the category of non-insurance business, as mentioned above, shall include profits and losses classified in the relevant categories in the income statement, as well as profits and losses relevant to the amount to be paid or received between the category of participating insurance policies and the category of non-insurance business (This amount shall be calculated by the New Company, based on criteria deemed by it as reasonable, in order to provide sufficiently for (i) events related to insurance policies in the category of participating insurance policies which may occur after the relevant fiscal period and the occurrence of which is beyond ordinary expectationor (ii) any possible losses resulting from such event when such event is deemed to be realizable).

The following formula governs the relationship between profits and losses of the category of participating insurance policies and the amount to be paid as policyholder dividends:

Ratio set forth in Article 29 of the Enforcement Regulations of the Insurance Business Law (Ratio to be Multiplied)
≦ (Amount to be credited to the reserve for policyholder dividends)
÷{(Amount equivalent to the unappropriated retained earnings for the current fiscal period classified under the category of participating insurance policies)
+ (Amount to be credited to the reserve for policyholder dividends) - (Sum of the amounts equivalent to subparagraphs (i), (ii) and (iii) above)}

Concerning Objections from Policyholders

Based on the provisions of Article 87 of the Insurance Business Law, the policyholders of the Company as of the date of this Public Notice may raise objections to the Demutualization of the Company. If the objections received by the Company meet both of the following conditions (1) and (2), the approval of the General Meeting of Representative Members shall be invalid:

(1) The number of the policyholders raising objections exceeds one fifth of the total number of policyholders; and

(2) The amount of the claims under the insurance contracts of the policyholders who raised objections exceeds one fifth of the total amount of all policyholders.

If one of the above conditions (1) or (2) is not met, the Demutualization will be conducted.

If you would like to raise an objection to the Demutualization of the Company, please send an official post card stipulating the following required entries by mail to the address described below. If you approve the Demutualization of the Company, it is not necessary to follow these procedures.

(Required Entries)

① Address and Telephone Number
② Full Name (Please sign and attach a seal. Please also show the reading by writing *kana* at its side.)
③ Date of Birth (Not needed if the policyholder is a corporation.)
④ The Insurance Certificate Number (If you have entered into two or more insurance contracts, please only fill in one number of them.)
⑤ Please state that you raise an objection to the Demutualization.

(Mail Address)

Demutualization Secretariat,
The Taiyo Mutual Life Insurance Co.
2-11-2, Nihonbashi, Chuo-ku, Tokyo 103-0027

(Attention)

- Those objections by mail are valid if they received the Company by September 30, 2002.
- Those objections by mail are valid if they stipulate the above required entries ①-⑤ completely and properly.

Schedule for Future

The Demutualization will be effective on April 1, 2003 on condition that it is approved by supervisory authorities and other requirements for demutualization prescribed in the Insurance Business Law are supplied.

※ As to this matter, you can refer to the Company's call center (toll-free number).

Toll-free Number: 0120-338-696

◆Call center operating hours: 9:00 - 18:00, Monday - Friday (except Saturdays, Sundays and holidays)

The number of shares allotted to each member will be notified separately sometime during August in 2002.

Balance Sheet
As of March 31, 2002

(in millions of yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Cash and deposits:	**49,941**	**Policy reserves:**	**6,455,343**
Cash	3,500	Reserve for outstanding claims	22,458
Deposits	46,441	Policy reserve	6,358,848
Call loans	**101,580**	Reserve for dividends to policyholders	74,036
Monetary claims purchased	**54,995**	**Reinsurance accounts payable**	**24**
Money held in trust	**95,933**	**Other liabilities**	**121,161**
Securities:	**3,883,756**	Borrowed money	85,000
Government bonds	1,383,781	Accrued liabilities	2,363
Local bonds	459,914	Accrued expenses	8,419
Corporate bonds	723,006	Income in advance	528
Shares	601,773	Deposits	562
Foreign securities	686,132	Deposits received for guarantees	5,231
Other securities	29,148	Derivatives	7,032
Loans receivable:	**2,309,929**	Deferral hedge income	11,472
Policy conditions loans	140,623	Suspense receipts	547
Ordinary loans	2,169,305	Other liabilities	3
Real estate and movables:	**191,962**	**Reserve for retirement benefits**	**25,018**
Lands	110,220	**Reserve for retirement benefits for directors and statutory auditors**	**457**
Buildings	70,015	**Reserve for price fluctuations**	**54,911**
Movables	383	**Total liabilities**	**6,656,917**
Construction in progress	11,343	(Capital)	
Agency accounts receivable	**18**	**Fund**	**24,000**
Reinsurance accounts receivable	**1**	**Legal reserve**	**7,284**
Other assets:	**73,620**	Reserve for revaluation	13
Accounts receivable	6,787	Reserve for redemption of capital fund	7,000
Prepaid expenses	777	Reserve for compensation payments	271
Accrued revenue	33,671	**Unrealized loss due to land revaluation**	**(21,163)**
Fund deposits	235	**Surplus**	**136,533**
Deposited margin on futures investments	885	Unappropriated reserve	99,798
		Reserve for amortization of fund	24,000
Derivatives	13,854	Reserve for interest on fund	531
Suspense payments	5,008	Reserve for balanced dividends to members	74,514
Other assets	12,399	Compressed reserve for real estate	615
Deferred tax assets	**66,120**	Other reserve	137
Deferred tax assets on land revaluation	**11,956**	Unappropriated surplus in current year	36,734
		(Surplus in current year)	(11,358)
		Net unrealized gains on investments	**30,457**
Allowance for doubtful accounts	**(5,786)**	**Total capital**	**177,111**
Total assets	**6,834,028**	**Total liabilities and capital**	**6,834,028**

(Amounts are rounded to nearest million yen.)

July 31, 2002

Public Notice of 2001 Financial Settlement

The Taiyo Mutual Life Insurance Co.

2-11-2, Nihonbashi, Chuo-ku, Tokyo

Masahiro Yoshiike
Representative Director and President

Summary of Balance Sheet
(As of March 31, 2002)

(in millions of yen)

Assets	Amount	Liabilities and Capital	Amount
Cash and deposits	**49,941**	**Policy reserves**	**6,455,343**
Call loans	**101,580**	**Other liabilities**	**121,643**
Monetary claims purchased	**54,995**	**Reserve for retirement benefits**	**25,018**
Money held in trust	**95,933**	**Reserve for price fluctuations**	**54,911**
Securities	**3,883,756**	**Total liabilities**	**6,656,917**
Loans receivable	**2,309,929**	**Fund**	**24,000**
Real estate and movables	**191,962**	**Legal reserve**	**7,284**
Other assets	**73,640**	**Unrealized Loss due to land revaluation**	**(21,163)**
Deferred tax assets	**66,120**	**Surplus**	**136,533**
Deferred tax on revaluation	**11,956**	(Surplus in current year)	(11,358)
Allowance for doubtful accounts	**(5,786)**	**Net unrealized gains on investments**	**30,457**
		Total capital	**177,111**
Total assets	**6,834,028**	**Total liabilities and capital**	**6,834,028**

(NB)

1. The revaluation method prescribed in Article 3, Paragraph 3 of the Law Concerning Land Revaluation calculates the value of lands with reasonable adjustments in accordance with Article 2, Items 1, 2 and 5 of the Enforcement Order of the Law Concerning Land Revaluation and other related provisions.
2. The amount of net assets prescribed in Article 55, Paragraph 2, Item 6 of the Insurance Business Law is ¥30,213 million.
3. Loans receivable is inclusive of loans to financially impaired parties in the amount of ¥89 million, overdue loans of ¥1,915 million, overdue loans not shorter than three (3) months of ¥6,504 million and restructured loans of ¥5,764 million(total amount: ¥14,274 million.
4. The solvency ratio regarding the conditions of enhanced ability to pay insurance benefits, etc. is 768.8%.
5. The amount of reversal of reserve for dividends to members by distribution of dividends is ¥18,540 million.
6. Major items of other asserts are accrued revenue and derivatives.
7. Major items of other liabilities are borrowed money and deferral hedge income.

Summary of Statement of Operations
(From April 1, 2001 to March 31, 2002)

(in millions of yen)

Item		Amount
Ordinary profits and losses	**Ordinary revenue**	**1,591,001**
	Income from premiums, etc.	1,019,041
	Revenue from investment	244,464
	Other ordinary revenue	327,495
	Ordinary expenses	**1,572,834**
	Payment of insurance benefits, etc.	1,368,304
	Provision for policy reserves, etc.	4,696
	Investment expenses	79,734
	Business expenses	85,049
	Other expenses	35,050
	Ordinary profits	**18,167**
Extraordinary profits and losses	**Extraordinary profits**	**1,207**
	Gains on disposal of assets	262
	Reversal of allowance for doubtful accounts	755
	Other extraordinary profits	189
	Extraordinary losses	**9,192**
	Losses on disposal of assets	1,738
	Provision for reserve for price fluctuations	6,929
	Other extraordinary losses	524
Surplus before tax in current year		**10,181**
Corporation tax and residential tax		**661**
Adjusted amount of corporation and other taxes		**(1,838)**
Surplus in current year		**11,358**
Surplus carried forward		**25,366**
Amount of liquidation of subsidies for social welfare service		**10**
Unappropriated surplus in current year		**36,734**

(NB)

1. Other major items of ordinary revenue are reversal of policy reserves and amounts received for deferred insurance benefits.
2. Other major items of ordinary expenses are payments for deferred insurance benefits and taxes.

Notice of Outcome of the 55th Annual General Meeting of Representative Members

Major items reported and resolved at the 55th Annual General Meeting of Representative members held on July 30, 2002 are as follows:

1. Summaries of 2001 Balance Sheet, Statement of Operations and Document of Resolution on Surplus Appropriation are shown in the above Public Notice of Financial Settlement and as follows.
2. Messrs. Minoru Suzuki, Takuhiko Tsuruta and Yoshiyuki Yamamoto were elected for councilors.
3. Messrs. Minoru Suzuki, Takuhiko Tsuruta, Sadakane Doi, Naofumi Niikura, Yoji Yamada and Yoshiyuki Yamamoto were elected for members of the selection committee for candidates for representative members.
4. Messrs. Masahiro Yoshiike and Michio Takashima were re-elected for directors. Mr. Ryoichi Kawai retired from the position of director. Mr. Osamu Mizuyama retired from the position of director on September 26, 2001.
5. Mr. Nobumasa Harada was re-elected for a statutory auditor.
6. The Reorganization Plan was adopted. Major contents are shown in the Public Notice of Resolution of Demutualization.
7. Messrs. Masahiro Yoshiike, Masao Matsuzawa, Kunio Ikeda, Katsuro Oishi, Seiji Wakai, Michio Takashima, Masahiko Yoshioka, Kinya Hongo, Kenji Nakagome, Masami Asakura, Tamiji Matsumoto and Katsuhide Tanaka were elected for directors of the joint stock corporation after the Demutualization.
8. Messrs. Yo Matsushige, Shigetake Ogata, Eiichiro Okumoto and Nobumasa Harada were elected for statutory auditors of the joint stock corporation after the Demutualization. Mr. Shigetake Ogata is an external auditor, as prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-kaisha.
9. Shin Nihon & Co. was elected for the independent accounting auditor of the joint stock corporation after the Demutualization.

Summary of Document of
Resolution on Surplus Appropriation
(From April 1, 2001 to March 31, 2002)

(in millions of yen)

Item	Amount
Unappropriated surplus for current term	**36,734**
Amount of reversal of unappropriated reserve	17
Amount of reversal of compressed reserve for real estate	17
Total	**36,752**
Amount of surplus appropriation	**11,386**
Reserve for dividends to members	10,855
Balanced net surplus	530
Reserve for compensation payments	40
Compressed reserve for real estate and other	490
Unappropriated surplus for next term	**25,366**

English Translation of Notice of Explanation of Demutualization and Listing Distributed to Policyholders on August 1, 2002

Taiyo is a Japanese company. Information distributed in connection with the proposed conversion is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information of Taiyo are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the conversion, since Taiyo is located in Japan, and all of its officers and directors are residents of Japan. You may not be able to sue Taiyo or its officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

Notice of Explanation of Demutualization and Listing

To Our Policyholders



Please let me begin by expressing my gratitude for your ongoing support of Taiyo Life.

Japanese life insurers continue to face an extremely harsh business environment as interest rates remain low, share prices have plunged, and the economy remains mired in recession.

With a view to maintaining the trust of our customers and providing them with greater peace of mind amidst these difficult circumstances, Taiyo Life has been preparing for the process of demutualization (conversion from a mutual company to a joint-stock corporation) and stock market listing.

Our decision to become a joint-stock corporation as of April 1, 2003 was approved by a vote at the annual general meeting of representative policyholders on July 30, 2002. It is our intention to list Taiyo Life shares on the stock exchange on the same day (April 1, 2003) or as soon as possible afterwards. These measures will enable us to improve management transparency and further improve our company's financial health.

Taiyo Life's business vision centers around two key objectives: to become a lifelong partner of our customers by providing the household market with the best possible products and services, and to establish a robust profit base with a view to constantly improving enterprise value. The process of demutualization and stock market listing is aimed at deepening the trust that has been placed in Taiyo Life by our customers.

We sincerely hope to receive your continued support as we make every effort to ensure that the transition proceeds smoothly.

August 2002

吉池正博

Masahiro Yoshiike

President and Representative Director
The Taiyo Mutual Life Insurance Co.

Introduction

Details of matters approved at annual general meeting of representative policyholders

This pamphlet summarizes important issues relating to the proposed reorganization (demutualization) of Taiyo Life, and details the "Reorganization Plan" which has been approved at a general meeting of representative policyholders. We can assure you that we will continue our efforts to maintain the trust of our customers after the reorganization.
Please read this pamphlet carefully in order to gain a better understanding of the process of demutualization and stock market listing.

In accordance with Article 86 of the Insurance Business Law, the July 30, 2002 annual general meeting of representative policyholders adopted resolutions on matters relating to the reorganization (demutualization) of Taiyo Life as of April 1, 2003.

□ **The meeting of representative policyholders adopted resolutions on the following matters:**

1. **The Reorganization Plan**
2. **Articles of incorporation for the joint-stock corporation to be created as a result of the reorganization (hereafter, "the New Company")**
3. **The appointment of directors, auditors, and accounting auditors for the New Company**

When discussing the proposed reorganization, it is assumed that:
- □ **Objections from policyholders will not meet statutory requirements**
- □ **The reorganization will be approved by the relevant regulatory authorities**

□ **Overview of the New Company**

Trade name:	Taiyo Life Insurance K.K.
Capital:	37.5 billion yen
Number of shares to be issued as policyholder (member) allotments: 1.5 million	

Table of Contents

For a detailed explanation of terms marked with an asterisk (*) in the text, please see the "Explanation of Terms" on Page 13.

Q&A

Nine important points

– Your Questions Answered –

Question 1 **What is the purpose of this pamphlet?**

A To explain Taiyo Life's proposed demutualization and stock market listing[*1] to our policyholders.

Question 2 **What are the reasons behind the decision to demutualize?**

A We have maintained a sound financial base and a strong reputation despite dramatic changes in the environment facing Japanese life insurers. Becoming a joint-stock corporation will enable us to further strengthen our management base and pursue business and management strategies which are tailored to the needs of the times. We will also be able to take full advantage of the benefits enjoyed by stock companies, thereby enabling us to provide our customers with products and services which are even better than our present lineup.

For further details, please see Pages 5 - 6

Question 3 **What is the schedule for demutualization?**

A Assuming that we receive the necessary approval from the relevant regulatory authorities, we will become a joint-stock corporation as of April 1, 2003. We plan to list the New Company on the stock exchange on the same day as demutualization or as soon as possible thereafter.

For further details, please see Page 7

Question 4 **Will the terms of my insurance policy change?**

A There will be no change whatsoever to policy terms such as insurance benefits or premiums as a result of demutualization, nor will there be any change to application or other procedures.

For further details, please see Page 8

Question 5 **What will happen to my policy dividends?**

A We will continue to pay policyholder dividends after we become a joint-stock corporation, and will endeavor to pay dividends which are in line with our policyholders' expectations.

For further details, please see Page 8

Question 6 Why will I receive an allotment of shares?

A

Under Article 89 of the Insurance Business Law, in the event of a reorganization from a mutual company to a joint-stock corporation, policyholders receive an allotment of shares[*2] which is based on their contribution (i.e., the contributions under a policyholder's policies to the company's net assets). Contributions have been calculated in a fair and equitable manner by a third-party actuarial agency.

For further details, please see Pages 9~11

Question 7 How many shares will I receive?

A

Please refer to the "Notification of Share Allotment Calculation Results" (enclosed with this pamphlet).

* Please note that if you commenced or reinstated a policy on or after April 1, 2002 and did not have a dividend-paying policy in effect as of the compensation date of record (March 31, 2002), you are not eligible to receive an Allotment of shares, and a "Notification of Share Allotment Calculation Results" has not been enclosed with this pamphlet.

For further details, please see Pages 9~11

Question 8 Do I have to pay any money in order to receive my allotment of shares?

A

No. Your share allotment will be based on your contribution to the company's assets, and you will not be required to make any payment.

Question 9 Do I need to complete some sort of procedure if I have been allotted a whole number of shares?

A

Policyholders who have been allotted a whole number of shares (without any fractions of a share) should complete the "Confirmation of Share Receipt Method" (enclosed with this pamphlet) and return it to the company.

For further details, please see the information enclosed with this pamphlet

Purpose of Demutualization and Stock Market Listing

To strengthen our management base

As economic globalization continues, Japanese financial institutions are being forced to compete on the global stage.
The environment facing financial institutions is undergoing radical change, and insurers are being called upon to diversify their operations and increase their capacity to raise capital. Taiyo Life has maintained a sound financial base and a strong reputation, but in order to survive these challenging times, we believe the best option is to demutualize and list our company on the stock market, as this will enable us to construct a robust management base which is able to cope in any environment, and will allow us to continue to reward the trust placed in us by our customers.

Becoming a joint-stock corporation will enable us to pursue business and management strategies which are tailored to the needs of the times and which are not possible while we remain a mutual company, such as the establishment of a holding company and other such strategies[*3]. It will also provide our company with a wider range of fundraising options by allowing us to issue shares.

Becoming a joint-stock corporation will also make our company's management more transparent to our policyholders, shareholders[*4], and the market as a whole, and place us in a better position to boost profitability and provide our customers with better products and services. Our preparations for demutualization and stock market listing will have a substantial cost in terms of money and time, but we can assure you that we will do everything possible to ensure that the benefits vastly outweigh these costs.


Demutualization and stock market listing
Strengthening of management base
Improved management transparency
Diversification of fundraising methods
Flexibility of management strategy
Improved profitability
We seek to build on our reputation and provide our customers with greater satisfaction
Provision of superior products and services
Maintenance of superior financial health

Major differences between a mutual company and a joint-stock corporation

	Mutual company	Joint-stock corporation
Attributes	● An "intermediate corporation" established in accordance with the Insurance Business Law without the intention of commercial gain or public utility ● Established for the purpose of providing members (policyholders) with insurance coverage	● A corporation established in accordance with the Commercial Code for the purpose of commercial gain ● Profits generated by commercial activities are distributed to the company's shareholders
Constituent members	Policyholders / members*5	Shareholders
Highest ranking decision-making body	Annual general meeting of representative policyholders*6	Annual general meeting of shareholders
Capital	**Funds** ● Obligation to repay principal ● Necessary to pay interest ● In order to increase funds, the company articles of incorporation must be amended by a vote at the annual general meeting of representative policyholders	**Capital stock** ● No obligation to repay capital stock ● Shares may be issued (up to the maximum amount initially approved) based on a vote by the board of directors ● Funds can be raised from a wide range of investors participating in the capital market

■ T&D Insurance Group

In January 1999 we reached an agreement with Daido Life Insurance Co. (then a mutual company, now a joint-stock corporation) regarding a comprehensive business alliance based around a holding company structure, and the T&D Insurance Group has since fleshed out the details of cooperative activities in various business areas. T&D Financial Life Insurance Co. (formerly Tokyo Mutual Life Insurance Co.) joined the T&D Insurance Group in October 2001, and has played a vital role in the deployment of the group's strategy by extending our business operations into new areas such as variable annuities. Daido Life demutualized and listed on the stock market in April 2002, and Taiyo Life is scheduled to follow suit in April 2003. Once the necessary conditions are in place (hopefully by April 2004), the T&D Insurance Group plans to establish and list a joint holding company. The various companies in the T&D Insurance Group will share a common managerial creed-"To contribute to people and society by creating value through a process of challenge and discovery (T&D = Try & Discover)"-with each company seeking to take full advantage of its particular strengths and thereby contribute to the realization of the holding company vision and the enhancement of group value.

Future vision for the corporate group



T&D Insurance Group Holding Company
(to be established in April 2004)
Tie-ups
Nonlife insurance
Nursing care
Financial One
Insurance business
Common infrastructure support
T&D Career Step
T&D Confirm
T&D administrative services company
T&D information systems
Taiyo Life Insurance K.K.
Daido Life Insurance K.K.
Asset management business
T&D Financial Life Insurance K.K.
T&D Asset Management
Other fund management operations
T&D leasing company
T&D Credit Guarantee
New operations

■ An alliance spanning five financial sectors (Financial One)

In July 1999, we agreed to form an alliance with various companies from the banking, trust banking, securities, and insurance sectors with a view to providing comprehensive financial services aimed at enhancing customer convenience. We have since been developing a range of joint services with these companies based on a joint fund named "Financial One." As of July 2002, the group consists of Taiyo Life, UFJ Bank, UFJ Trust Bank, UFJ Tsubasa Securities, Daido Life, and NIPPONKOA Insurance.

■ **Business alliance with NIPPONKOA Insurance Co., Ltd.**

In August 2001 we agreed to enter into a business alliance with NIPPONKOA Insurance. This alliance will enable us to increase customer satisfaction by providing high-quality products and services in the area of nonlife insurance, thereby boosting our presence as a comprehensive insurance provider. We have already concluded a nonlife insurance agency consignment contract with NIPPONKOA Insurance, and commenced sales of our company's products through NIPPONKOA's sales and collection staff in March 2002.

Demutualization Schedule

Taiyo Life will convert from a mutual company to a joint-stock corporation as of April 1, 2003

March 31, 2002	**Compensation date of record**	Actuarial contributions are to be calculated to ensure a smooth process in the allotment of shares in line with demutualization, and this date is to be used to identify the policies and policyholders for which calculations are to be performed.
July 16, 2002	**Availability of documents relating to reorganization**	The "Reorganization Plan" and articles of incorporation for the New Company are to be available for viewing at our head office from July 16, 2002 through September 30, 2003
July 30, 2002	**Annual general meeting of representative policyholders**	This meeting provided the necessary approval for the "Reorganization Plan" and other matters relating to demutualization. The results of the resolutions adopted at the meeting were officially announced the following day. Any objections must be lodged by policyholders by September 30, 2002.
At Present	**Notification of share allotment calculation results, etc.**	Notification of the number of shares you will receive.
October 2002 onwards	**Application for approval from relevant regulatory authorities**	Provided that insufficient objections are lodged, we will seek the necessary approval for the reorganization process.
Around March 2003	**Determination of sale price for fractional shares**	It is anticipated that shares will be sold off through an "offer for sale" at the time of our company's listing on the stock market.
April 1, 2003	**Reorganization**	Provided that the necessary approval is obtained from the relevant regulatory authorities, Taiyo Life will become a joint-stock corporation. The reorganization will be officially announced as of this date, and the necessary registration procedures will be completed in a timely manner.
	Listing of shares	It is our intention to list Taiyo Life on the stock exchange on this date or as soon as possible afterwards.
	Delivery of share certificates and payment of cash	It is anticipated that share certificates (corresponding to whole-number allotments of shares) will be delivered sometime in April 2003. Cash payments (corresponding to fractional shares) will be made sometime after mid-April 2003.

This schedule is current as of July 2002, but is subject to change.

Impact on Policyholders

There will be no change to policy terms such as insurance benefits or premiums

■ **The rights set out in your insurance policies will not be affected**

Your rights to receive surrender benefits or insurance benefits (upon death or maturity) will remain unchanged after demutualization, and procedures for making premium payments, terminating policies, taking out loans, and receiving payment upon maturity will not be affected.

Member dividends will continue to be paid to our policyholders in the form of policyholder dividends. A portion of our company's profits will be distributed to our shareholders after policyholder dividends have been paid, but our policies relating to policyholder dividends following reorganization are to be stipulated in the New Company's articles of incorporation in accordance with Article 86 of the Insurance Business Law, and we will endeavor to pay dividends which are in line with our policyholders' expectations.

* Policies relating to policyholder dividends
  In order to ensure that policyholders receive the same treatment as they did when Taiyo Life was a mutual company, we will pay an amount equal to or greater than "the amount of member dividends to be paid by a mutual company out of surplus" (as stipulated under the law) as policyholder dividends out of the profits generated by dividend-paying insurance policies.

■ **The right to participate in company management will be transferred to shareholders**

In the case of a mutual company, holders of dividend-paying insurance policies possess the right to participate in the company's management (including voting rights), but these rights will be transferred to shareholders as a result of demutualization.
Policyholders who receive one or more shares in the New Company based on the results of the calculation of actuarial contributions will become shareholders in the New Company, and will possess rights as shareholders in addition to their rights as policyholders.

The Rights of Policyholders


<At present>
The Taiyo Mutual Life Insurance Co.
Members (policyholders)
Rights under insurance policies
(rights to receive insurance benefits (death / maturity), surrender benefits, etc.)
Right to receive policyholder dividends
Right to participate in company management
<After demutualization>
Taiyo Life Insurance K.K.
Policyholders
Rights under insurance policies
(rights to receive insurance benefits (death / maturity), surrender benefits, etc.)
Right to receive policyholder dividends
Shareholders
Right to receive shareholder dividends
Right to participate in company management
Unchanged
We will endeavor to pay dividends which are in line with our policyholders' expectations
To be transferred
• Holders of non-dividend-paying policies are not considered "members"

Share Allotments (1)

Policyholders will be allotted shares based on the size of their contributions

As part of the process of demutualization, policyholders who held dividend-paying insurance policies which were effective as of the date of record for compensation (March 31, 2002) will receive an allotment of shares in the New Company which is based on their actuarial contribution (i.e., the contribution of the policyholder's policies to the company's net assets). A policyholder will not receive an allotment of shares if the relevant calculations determine that policyholder's actuarial contribution to be zero or negative.

Policyholders who are allotted one or more shares in the New Company will become shareholders in the New Company. Fractions less than one share will be sold off in bulk at the time of listing, with the proceeds to be paid out in cash (after deducting the costs associated with the sale).

It is anticipated that the offer price*7 will be determined by a book-building method*8 (a survey of demand to be conducted by securities companies prior to the offer for sale).

* Where the law precludes a policyholder from receiving an allotment of shares, the cash amount corresponding to that policyholder's actuarial contribution will be paid to the policyholder in lieu of shares.

■ Calculation of number of shares to be allotted to each policyholder

Insurance policy

Insurance type	Insured amount	Duration

Calculation of actuarial contribution for each policy

For policyholders holding multiple policies, the total actuarial contribution for all such policies is to be used to determine the number of shares to be allocated

Number of shares to be allotted to each policyholder = **Total number of shares to be issued (1.5 million)** × **Policyholder's actuarial contribution** / **Total actuarial contribution for all policyholders**

- Where a policyholder held a single insurance policy with a negative actuarial contribution, the actuarial contribution of this policyholder was deemed to be zero.
- Where a policyholder held multiple insurance policies and the actuarial contribution of an individual insurance policy was found to be negative, the contribution of this policy was deemed to be zero for the purpose of calculating the total actuarial contribution for the policyholder in question.

* **Calculation of actuarial contribution for each policy**


Actuarial contribution for a given policy
=
Insurance premium
+
investment returns
-
Insurance benefit payments and other operating expenses
+
reserves set aside for future payments

Future receipts of insurance premiums and payments of insurance benefits are taken into account.

Please refer to Page 21 for a summary of the calculation results.

Share Allocations (2)

Policyholders shall receive shares or cash based on the results of our calculations

■ **Share allotments**



Results of calculation of share allotment
Where the allotted number of shares is at least one and includes a fractional
Policyholder to receive share(s) and cash
Where the allotted number of shares is a whole number
Policyholder to receive share(s)
Where the allotted number of shares is less than one
Policyholder to receive cash
Where the allotted number of shares is zero
Policyholder to receive neither shares nor cash
(Example) 1.7 shares
(Example) 1.0 shares
(Example) 0.7 shares
Integer multiples of one share
Shares to be delivered in April 2003
(Please complete the "Confirmation of Share Receipt Method" (enclosed with this pamphlet) and return it to the company.)
Fractions less than one share
Cash to be paid sometime after mid-April 2003

- Shares are to be allotted to the holder of the policy (or policies) in question as of the compensation date of record, even if changes have occurred since that date.
- Shares are to be allotted to the policyholder, even in cases where premiums are paid by a separate party.

■ **Notes regarding taxation**

Shares or cash received by policyholders in relation to the demutualization process are taxable. The taxable amount is the offer price in the case of whole numbers of shares and the actual amount of cash received in the case of fractional shares (the offer price minus costs associated with the sale). Where shares or cash are received by a corporation, the relevant amount must be included in gross revenue.

Taxable amount

- **In the case of whole numbers of shares:....... Offer price**
- **In the case of fractional shares: .... Offer price – associated with the sale**

(the actual amount of cash received)

Share Allocations (3)

Calculation of contributions was based on insurance policies effective as of the compensation date of record (March 31, 2002)

■ **Insurance policies for which actuarial contributions and share allotments were calculated**

Actuarial contributions and share allotments were calculated for all dividend-paying insurance policies which were effective as of the compensation date of record (March 31, 2002), i.e., policies for which the first premium had been paid as of March 31, 2002 and for which the company was liable to provide insurance coverage.

Actuarial contributions were not calculated for the following dividend-paying insurance policies

- Policies which were extinguished prior to the compensation date of record due to cancellation, death, etc.
- Policies for which the insured period ended on or before March 30, 2002 (one day prior to the compensation date of record)
- Policies which had lapsed as of the compensation date of record (including lapsed policies which were reinstated after the compensation date of record)
- Insurance policies for which Taiyo Life was not liable to provide insurance coverage as of the compensation date of record
- Insurance policies which were entered into after the compensation date of record



Compensation date of record (March 31, 2002)
Eligible to receive share allotment
Policies which remained in force after March 31, 2002
Policies for which the insured period ended on March 31, 2002
Not eligible to receive share allotment
Policies which were extinguished prior to March 31, 2002 due to cancellation, death, etc.
Policies for which the insured period ended prior to March 31, 2002
New policies commencing on or after April 1, 2002

Lodging Objections

No action is necessary unless objecting to the company's reorganization

■ Lodging Objections

Under the provisions of Article 87 of the Insurance Business Law, Taiyo Life policyholders as of the date on which the approval of the reorganization plan is officially announced (July 31, 2002) are entitled to lodge an objection to the company's reorganization. In the event that objections to reorganization satisfy both of conditions (1) and (2) below, the approval of the annual general meeting of representative policyholders shall be nullified.

(1) The number of policyholders who have lodged objections exceeds 20% of the total number of policyholders

(2) The asset amount corresponding to insurance policies for policyholders who have lodged objections exceeds 20% of the total asset amount for all policyholders

In the event that both of these conditions are not satisfied, the reorganization will go ahead.

<How to Lodge an Objection>

If objecting to the company's proposed reorganization, please write the following information on a standard postcard and send it to the following address by postal mail.

If not objecting to the company's proposed reorganization, no action is necessary.

[Information to be Provided]

1. Address and telephone number of policyholder
2. Name of policyholder (please provide your signature / seal, and Japanese phonetic reading where necessary)
3. Date of birth (N/A where the policyholder is a corporation)
4. Insurance certificate number (if holding multiple policies, please provide the insurance certificate number for one of these policies)
5. Please note the fact that you are objecting to the reorganization

[Mailing Address]

Reorganization Secretariat
The Taiyo Mutual Life Insurance Co.
2-11-2 Nihonbashi, Chuo-ku, Tokyo, Japan
103-0027

- Objections will only be considered valid if received by the company by September 30, 2002
- Objections will only be considered valid if Items 1-5 have been completed accurately and without omission
- With the exception of policyholders for whom an insurance benefit payment event has occurred as of July 31, 2002, policyholders are not entitled to lodge objections as creditors under the provisions of Article 100 of the Commercial Code
- It is anticipated that the outcome of any objections will be announced in the Nihon Keizai Shimbun and on the Taiyo Life web page before the end of October 2002

Please read this pamphlet carefully before deciding whether or not to lodge an objection.

Explanation of Terms

A detailed explanation of the terms used throughout this document

*1 Listing on a stock market

The process of enabling shares to be traded on an exchange such as the Tokyo Stock Exchange. Policyholders who have received an allotment of shares in line with the stock market listing will be free to trade their shares on this exchange.

A stock market listing will also provide the company with greater fundraising flexibility and boost the name recognition of the company.

*2 Shares

A "share" refers to the status of a shareholder in a joint-stock corporation (and the various rights belonging to that shareholder). A share certificate represents the status of a shareholder in tangible form. Share certificates may be transferred, enabling one's status as shareholder in a company to be transferred to another party.

*3 Holding company

A "holding company" is a company established for the purpose of holding another company's shares. Actual business operations are conducted by one or more subsidiaries of the holding company. In particular, a holding company with one or more subsidiaries engaged in the insurance business is referred to as an "insurance holding company." By ensuring that the individual firms which operate under the umbrella of the insurance holding company in a variety of areas (centering around life insurance) are economically viable, the Taiyo Life group will place itself in a better position to exercise its collective strength.

*4 Shareholders

Shareholders are the constituent members of a joint-stock corporation. An entity may become a shareholder by purchasing the shares of a listed company on the stock market.

*5 Policyholders / members

By entering into an insurance policy with a mutual company, an entity receives insurance coverage and becomes a "member" of the insurance company. The constituent members of a mutual company possess both "common rights" (for example, the right to participate in annual meetings) and "private rights" (the right to receive dividend payments). Irrespective of the insured amount or the number of policies, each member has one voting right.

*6 Annual general meeting of representative policyholders

A general meeting of policyholders is the highest ranking decision-making body for a mutual company, but due to the difficulty inherent in bringing all members together, decisions are made by a meeting of representatives of the company's members. The annual general meeting of representative policyholders votes on important matters such as whether to approve company business reports, appropriation of surplus, changes to the company articles, and the appointment of directors and auditors. Demutualization must also be approved at a general meeting of representative policyholders.

*7 Offer price

It is our intention to list Taiyo Life on the stock exchange on the same day as demutualization or as soon as possible afterwards. This listing will involve an offer for sale, and it is anticipated that fractional shares will be sold off in bulk at this time. An "offer for sale" refers to the process of soliciting applications for the sale or purchase of shares under uniform terms in relation to the majority of outstanding shares. The share price associated with the "offer for sale" is referred to as the "offer price."

*8 Book-building method

"Book-building" refers to the process by which an offer price is determined in line with market conditions. A price range (provisional terms) is determined based on advice from institutional investors specializing in securities investments, and this price range is presented to potential investors with a view to assessing the level of investor demand. This method has been widely used in Japan in recent years, and has been used to determine offer prices for initial public offerings (IPOs) by companies such as NTT DoCoMo, Lawson, and McDonald's Japan.

[Translation]

Reorganization Plan

Table of Contents

Preface

This Reorganization Plan provides for the schedule of the reorganization of The Taiyo Mutual Life Insurance Co. from a mutual life insurance company to a joint stock corporation (*kabushiki kaisha*) in accordance with the provisions of the Insurance Business Law.

1. Definition of Terms

The following terms used in this Plan have meanings as follows:

(1) "Current Company" means The Taiyo Mutual Life Insurance Co. before demutualization to a joint stock corporation (*kabushiki kaisha*).

(2) "New Company" means Taiyo Life Insurance Company after demutualization to a joint stock corporation (*kabushiki kaisha*).

(3) "Members" means members as provided for in the Articles of Incorporation of the Current Company who are policyholders of the Current Company entitled to the distribution of surplus pursuant to their insurance policy contracts, including persons who succeed any and all rights and obligations under the insurance policy contracts of the relevant policyholders in accordance with the provisions of the insurance clauses of the relevant contracts.

(4) "Record Date" means the record date on which Members who are entitled to the allotment of shares upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) are determined.

(5) "Fractional Shares" means shares to be issued for fractions of less than one share arising as a result of the allotment of shares to Members.

(6) "Law" means the Insurance Business Law.

(7) "Order" means the Enforcement Order of the Insurance Business Law.

(8) "Regulations" means the Enforcement Regulations of the Insurance Business Law.

2. Purpose of Demutualization

The Company is in a healthy financial position, founded on its business in the household market, and has strived to provide products and services of high quality. Due to the rapidly changing environment surrounding the life insurance industry, evidenced, for example, by increasingly severe competition and acceleration of reorganization activities in the industry accompanying deregulation, however, speedy and flexible management is required.

The purpose of the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) under these circumstances is, among other things, to diversify its means of financing for investment in new business areas and to increase its equity capital as well as to further reinforce its management basis and enhance its profit earning capability by ensuring a flexible management strategy (such as incorporation of a holding company by exchange of shares or acquisition of other companies), so that it will remain as a company that earns trust and is chosen by customers and can provide products and services of even higher quality.

While shares will be allotted to Members upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*), the Current Company aims to list shares of the New Company on a securities exchange in the early stages in order to increase the liquidity of the shares allotted to Members.

3. Schedule of Demutualization

The demutualization schedule is as follows, and is expected to take place on April 1, 2003 as set forth in paragraph (8) below:

(1) Record Date and Public Notice of the Record Date

In order to issue shares of the New Company on the date of demutualization, as set forth in paragraph (8) below, to the Members who are entitled to the allotment of shares in accordance with Article 89 of the Law (Allotment of Shares to Members), it is necessary to determine which Members are entitled to the allotment of shares and to calculate the number of shares to be allotted to each such Member prior to the relevant date of demutualization.

Therefore, the Current Company determined the Record Date to be March 31, 2002 at a meeting of the Board of Directors held on January 24, 2002 in consideration of the periods required for preparation as set forth in subparagraphs (i) to (iv) below, and made a public notice of the relevant Record Date on January 25, 2002 in accordance with its Articles of Incorporation:

(i) Period required to calculate the amount of contribution provided by Members and the number of shares to be allotted, and period required to notify each Member of the number of shares to be allotted and other related information;

(ii) Period required to accept objections from policyholders and to prepare for the printing and delivery of stock certificates after a resolution is passed at the general meeting of representative members;

(iii) Period required to obtain approval or authorization from the competent authority; and

(iv) Period required for the preparation of the listing of shares of the New Company.

(2) Resolution of the Board of Directors for Demutualization and Presentation of the Plan to the General Meeting of Representative Members

The Board of Directors of the Current Company approved this Plan on July 11, 2002, and resolved to present this Plan for approval at the 55th General Meeting of Representative Members to be held on July 30, 2002.

(3) Provision of Documents Concerning Demutualization for Review

In accordance with the provisions of Article 86-2 of the Law (Provision of Documents Concerning Reorganization for Review), the Current Company and the New Company will provide this Plan, the proposed resolution for demutualization, the Articles of Incorporation of the New Company, a document stating the reasons for allotment of shares to Members and the most recent balance sheet and income statement at their head offices for review at any time from two weeks prior to the date of the general meeting of representative members as set forth above in (2) and until the day six (6) months following the date of demutualization as set forth below in paragraph (8).

(4) Public Notice of the Resolution for Demutualization Adopted by the General Meeting of Representative Members

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public notice on July 31, 2002 in accordance with its Articles of Incorporation pursuant to Article 87, Section 1 of the Law (Public Notice of and Opposition to Resolution for Reorganization), stating the following: the contents of the resolution, the balance sheet, the amount of capital of the New Company, matters concerning allotment of shares to Members, the method of sale of fractional shares, the method of calculation of the sale price, expected purchasers, scheduled time of the sale, matters concerning rights of policyholders after the demutualization and the fact that policyholders opposing the demutualization shall raise their objections no later than September 30, 2002.

(5) Public Notice to Creditors and Respective Notification

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public notice to its creditors on the Official

Gazette and notify each creditor to the effect that creditors must raise any objections, if any, to the demutualization no later than September 17, 2002 in accordance with the provisions of Article 87 (Public Notice of and Opposition to Resolution for Reorganization), Section 2.

(6) Approval of Demutualization by the Commissioner of the Financial Services Agency

If the resolution to approve this Plan as adopted at the General Meeting of Representative Members is not invalidated by the opposition of policyholders to the public notice of the resolution for demutualization as set forth in paragraph (4) above, the Current Company will apply to the Commissioner of the Financial Services Agency for approval of the demutualization in accordance with the provisions of Article 93 of the Law (Approval of Reorganization).

(7) Redemption of Fund

As set forth below in "11. Matters Concerning Redemption of Fund," the Current Company will redeem all the funds yet to be redeemed no later than the date of demutualization as set forth in paragraph (8) below.

(8) Date of Demutualization

If the Commissioner of the Financial Services Agency approves the demutualization as provided for in paragraph (6) above, the Current Company will become the New Company effective April 1, 2003.

(9) Issue of Shares

The New Company will issue shares to the Members who are entitled to the allotment of shares pursuant to the provisions of Article 89 of the Law (Allotment of Shares to Members) on the date of demutualization as set forth in paragraph (8) above.

(10) Public Notice of Demutualization

If the Current Company is demutualized, the New Company shall give public notice on the date of demutualization as set forth in paragraph (8) above in accordance with the Articles of Incorporation of the New Company pursuant to the provisions of Article 96 of the Law (Public Notice of Reorganization). If, after the issuance of a public notice as provided for in paragraph (4) above, the Current Company does not effect the demutualization, the Current Company will give public notice to that effect.

(11) Listing of Shares

The Company will make an application to the Tokyo Stock Exchange for the listing of the shares of the New Company, and plans to list the shares promptly after the date of demutualization as provided for in paragraph (8) above.

(12) Sale of Fractional Shares

As provided for in "7. Method of Sale of Fractional Shares and Other Related Matters," the New Company will sell fractional shares arising as a result of the allotment of shares to Members.

(13) Registration of Dissolution of the Current Company and Registration of Incorporation of the New Company

In accordance with Article 95 of the Law (Registration), the New Company will register the dissolution of the Current Company and the incorporation of the New Company no later than two (2) weeks from the date of demutualization as provided for in paragraph (8) above.

4. Outline of the New Company

(1) Trade Name

The trade name of the New Company will be "Taiyo Life Insurance Company."

(2) Matters Concerning Capital Amounts and Credit Reserves

The amount of capital of the New Company is ¥37.5 billion, and the New Company will reserve ¥37.5 billion (including loss reserves of the Current Company at the time of demutualization) as capital reserve.

(3) Total Number and Issue Price of Shares to be Issued upon Allotment to Members

The total number of shares to be issued upon the allotment to Members as a result of the demutualization is 1,500,000 shares, and the issue price per share is ¥50,000.

(4) Total Number of Shares to be Issued by the New Company after Demutualization

The total number of shares to be issued by the New Company is 6,000,000 shares.

6. Effect on Rights of Policyholders

(1) Rights under Insurance Policies

The rights as provided for in the insurance clauses of the insurance policy contracts executed before the demutualization do not change after the demutualization, except for the rights concerning dividends to Members.

The rights concerning dividends to Members, as set forth in the insurance clauses, will be replaced by the rights concerning policyholder dividends pursuant to Article 114 of the Law (Policyholder Dividends) after the demutualization.

(2) Rights as Members under the Insurance Business Law

The rights of Members of the Current Company, as provided for in the Insurance Business Law, will no longer be effective upon demutualization.

Members who are entitled to the allotment of one or more shares, pursuant to "6. Allotment of Shares to Members and other Related Matters" below, shall become shareholders of the New Company and will be granted rights as shareholders of a joint stock corporation (*kabushiki kaisha*) under the Commercial Code upon demutualization.

7. Allotment of Shares to Members and Other Related Matters

(1) Summary

In accordance with the provisions of Article 89, Section 1 of the Law (Allotment of Shares to Members), the Current Company will allot shares of the New Company to Members as set forth in paragraph (2) below. No shares will be allotted to policyholders who have executed insurance policy contracts pursuant to which no surplus is distributed.

Pursuant to Article 89 (Allotment of Shares to Members), Section 2 of the Law and Article 44 of the Regulations (Calculation of Amount Contributed by Members), shares will be allotted in proportion to the amount each Member has contributed. The calculation of the amount contributed and the calculation of the number of shares to be allotted will be performed as set forth in paragraphs (3) and (4) below, respectively.

Notwithstanding the preceding paragraph, if acceptance of the allotment of shares pursuant to Article 89, Section 1 of the Law (Allotment of Shares to Shareholders) and the provisions of this Plan constitute a violation of any law or regulation, the equivalent amount of cash shall be delivered in such manner as provided for in paragraph (5) below, pursuant to the provisions of Article 12 of the Order (Delivery of Cash in Lieu of Allotment of Shares).

(2) Members to Accept Allotment of Shares

Members who are entitled to the allotment of shares in the New Company shall be those persons who are Members of the Current Company as of the Record Date as set forth above in paragraph (1) of "3. Schedule of Demutualization."

(3) Method of Calculation of Amount Contributed

(i) Calculation of Amount Contributed by Members

Pursuant to the provisions of Article 44 (Calculation of Amount of Contributed by Members), Section 1 of the Regulations, the amount contributed by each Member is the sum of the amount contributed by the relevant Member under each insurance policy effective as of the Record Date pursuant to which surplus is to be distributed. If the amount contributed is zero or negative under an insurance policy, the amount contributed is calculated on the assumption that the amount contributed is zero.

(ii) Calculation of Amount Contributed under Each Insurance Policy

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 2 of the Regulations, the amount contributed under each insurance policy shall be the amount calculated in accordance with the following formula for each category of insurance policies established by the Current Company, effective as of the Record Date:

Amount contributed under each insurance policy *equals:*

(the sum of insurance premiums received from the time of execution of the relevant insurance policy until the Record Date and profit gained from the investment of the money received as the relevant insurance premium)*; minus*

(the amount attributable to the relevant insurance policy as the amount of insurance claims, refunds and other distributions, operational expenses and other disbursements (including dividends and taxes))*; minus*

(the amount of assets to be reserved for the performance of obligations under the relevant insurance policy (calculated by taking into consideration of the expected future contribution, using reasonable assumptions and discount rates))

(4) Method of Calculation of Shares to be Allotted

The number of shares to be allotted to Members who are entitled to the allotment of shares shall be calculated as follows in proportion to the amount contributed by each Member. No shares shall be allotted to a Member whose contributed amount is zero.

Number of shares to be allotted *equals:*

(the total number of shares to be issued upon allotment to Members as provided for in paragraph (3) of "4. Outline of the New Company" above)*; multiplied by*

(the amount contributed by the relevant Member)*; divided by*

(the sum of the amount contributed by all Members (other than contributions by Members who are prohibited by laws or regulations from holding allotted shares))

(5) Delivery of Cash in Lieu of Allotment of Shares

For any Member who is prohibited by laws or regulations from holding allotted shares pursuant to Article 89 of the Law (Allotment of Shares to Members) and the provisions of this Plan, the Current Company shall deliver cash in the amount corresponding to the amount contributed by such Member in lieu of allotment of shares in accordance with the provisions of Article 12 of the Order (Delivery of Cash in Lieu of Allotment of Shares).

The amount of cash to be delivered to such Member in such circumstance shall be calculated applying following formula and paid to such Member on or after the later of the date on which the amount of cash to be delivered is determined or the date of demutualization. No cash shall be delivered to a Member whose contributed amount is zero.

Amount of money to be delivered *equals:*

(the number of shares to be issued upon allotment to a Member whose contributed amount is the same as the relevant Member); *multiplied by*

(the sale price per share to be determined as provided in "7. Method of Sale of Fractional Shares and Other Related Matters" below)

(6) Status of Allotment of Shares

The summary of the results of calculation concerning allotment of shares is as follows:

Category		No. of Members		No. of Shares	
			Percentage		Percentage
Members subject to calculation for allotment of shares					
	Members to whom one or more shares will be allotted	321,630	8.4%	603,038	40.2%
	Members to whom only fractional shares will be allotted	2,336,503	61.2%	896,961	59.8%
	Members to whom no shares will be allotted	1,159,095	30.4%	--	--
Members who are prohibited by laws or regulations from holding allotted shares		156	0.0%	--	--
Total		3,817,384	100.0%	1,500,000	100.0%

(Note) For "No. of shares," fractions have been rounded to whole numbers.
For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place.
The number of shares for "Members to whom one of more shares are allotted" includes fractions less than one share.

7. Method of Sale of Fractional Shares and Other Related Matters

(1) Summary

Fractional shares arising as a result of the allotment of shares to Members shall be sold in such manner as provided for in paragraph (2) below in accordance with the provisions of Article 89 (Allotment of Shares to Members), Section 3 of the Law, and each of the relevant Members shall receive payment of money in proportion to the fractional number of the allotted shares as provided for in paragraph (3) below.

(2) Method of Sale of Fractional Shares

The New Company plans to list its shares on the stock exchange promptly after the date of demutualization as set forth above in paragraph (8) of "3. Schedule of Demutualization," and the fractional shares are expected to be disposed of by means of sale upon listing. In such circumstances, the underwriters for the sale will purchase the relevant shares and then sell the shares so purchased to investors at a sale price to be determined by the book building formula. The price applicable to the sale of shares by the New Company to the underwriters (sale price) is the value underwritten by the underwriters, and the total underwritten value equals the total issue price minus the proceeds receivable by the underwriters.

If it is expected that the shares will not be able to be listed within one (1) year from the date of demutualization, however, the New Company will sell the relevant shares to financial institutions within one (1) year from the date of demutualization at a price to be determined by using the net asset value formula or other method.

Since there exists no market price on stock exchanges as provided for in Article 89 (Allotment of Shares to Members), Section 3 of the Law, the method of the sale of fractional shares must be approved by a court.

(3) Payment of Proceeds from Sale

The proceeds from the sale of fractional shares sold in a manner as provided for in paragraph (2) above (sum of the sale price) shall be paid to each of the relevant Members according to the fractional number of the shares allotted to it after the prompt completion of the sale of all the relevant shares. In such circumstances, expenses for the sale of fractional shares, if any, shall be deducted from the proceeds from the sale.

8. Method of Delivery of Stock Certificates and Other Related Matters

(1) Method of Delivery of Stock Certificates

The Members shall elect one of the two following methods for delivery of stock certificates representing shares (in whole numbers) allotted to them.

If the intention of any Member with respect to the method of delivery cannot be confirmed, stock certificates shall be delivered in the manner set forth in subparagraph (ii).

(i) Use of the Securities Deposit System

Stock certificates will be deposited with Japan Securities Depository Center, Inc.

(ii) Mail

Stock certificates will be delivered by mail.

(2) When Mail does not Arrive

With respect to each policyholder, the Current Company and the New Company will issue every notice and follow every procedure with respect to demutualization using the most recent address that the Current Company or the New Company has on record.

If mail is not deliverable and the Current Company and the New Company are not able to deliver stock certificates and pay proceeds from the sale of fractional shares or make other related payments despite having followed the above mentioned procedures, the Current Company and the New Company shall take the following measures:

(i) Deliver the stock certificates to the transfer agent of the New Company if a Member who fails to receive the delivery requests delivery to the transfer agent of the New Company.

(ii) Pay proceeds from the sale of fractional shares and make other related payments if a Member who fails to receive the delivery requests payment to the transfer agent of the New Company, but only within (10) years from the relevant sale.

9. Post-Demutualization Policyholder Dividend Policy

(1) Summary

In order to meet the reasonable expectations of policyholders for policyholder dividends, the New Company will establish the post-demutualization policyholder dividend policy. According to this policy, the New Company will calculate profits and losses for every fiscal period by classifying the profits and losses into the categories of participating insurance policies, non-participating insurance policies and non-insurance business pursuant to paragraph (2) below, and determine the amount of policyholder dividends based on such profits and losses classified as participating insurance policies pursuant to paragraph (3) below.

The New Company will credit to the reserve for policyholder dividends an amount equivalent to or exceeding the amount of the policyholder dividends multiplied by a certain ratio, and such amount will be used as funds for policyholder dividends. The "certain ratio" shall be the rate set forth in Article 29 of the Regulations (Ratio to be Multiplied) to be used to calculate the amount to be credited to the reserve for dividends to Members or the reserve for equalizing distributions to Members of a mutual life insurance company under Article 58 (Distribution of Surplus), Sections 2 and 3 of the Law.

The amount credited to the reserve for policyholder dividends shall be allocated to each product category in consideration of the status of profits and losses of that product category (product categories are established according to the nature of insurance policies), and shall be distributed to policyholders of the relevant product category in the manner provided in the insurance clauses of the relevant insurance policy contract.

(2) Classification of Policyholder Dividends

The New Company shall classify profits and losses in the following manner to determine the amount of policyholder dividends. Profits and losses for each category are calculated by including those profits and losses relevant to the insurance policies to be executed after the demutualization. If any new type of insurance policy is adopted after the demutualization, profits and losses relevant to such insurance policy will generally be included either in the category of participating insurance policies or in the category of non-participating insurance policies, depending on whether or not dividends are paid under such insurance policies however; it may be that a new category will be established.

(i) Category of Participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which dividends are paid to policyholders. However, if the insurance clauses of an insurance policy set forth that no dividends will be paid to policyholders in respect of some portion of the insurance, the profits and losses that are related to that relevant portion shall be classified in the category of non-participating insurance policies.

(ii) Category of Non-participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which no dividends are paid to policyholders.

(iii) Category of Non-insurance Business

This category includes profits and losses other than those relevant to insurance policies.

(3) Method of Calculation of Amount to be Paid as Policyholder Dividends

The amount to be paid as policyholder dividends for each fiscal period shall be the amount equivalent to the unappropriated retained earnings for the current fiscal period (before the amount to be credited to the reserve for policyholder dividends is calculated based on the profits and losses of the category of participating insurance policies) minus the amount equivalent to the sum of the following amounts of the relevant category:

(i) Amount of carried over retained earnings;
(ii) Amount of reversal from voluntary reserves in accordance with their use or purpose; and
(iii) Amount calculated pursuant to the provisions of Article 286-3 of the Commercial Code (Deferment of Laboratory and Research Expenses and Development Expenses).

Profits and losses classified under the category of participating insurance policies and profits and losses classified under the category of non-insurance business, as mentioned above, shall include profits and losses classified in the relevant categories in the income statement, as well as profits and losses relevant to the amount to be paid or received between the category of participating insurance policies and the category of non-insurance business (This amount shall be calculated by the New Company, based on criteria deemed by it as reasonable, in order to provide sufficiently for (i) events related to insurance policies in the category of participating insurance policies which may occur after the relevant fiscal period and the occurrence of which is beyond ordinary expectation or (ii) any possible losses resulting from such event when such is deemed to be realizable).

The following formula governs the relationship between profits and losses of the category of participating insurance policies and the amount to be paid as policyholder dividends:

Ratio set forth in Article 29 of the Regulations (Ratio to be Multiplied)
$\leq$ (Amount to be credited to the reserve for policyholder dividends)

÷{(Amount equivalent to the unappropriated retained earnings for the current fiscal period classified under the category of participating insurance policies)
+ (Amount to be credited to the reserve for policyholder dividends) - (Sum of the amounts equivalent to subparagraphs (i), (ii) and (iii) above)}

10. Matters Concerning Reorganization Surplus

(1) Establishment of Reorganization Surplus

Reorganization surplus means the amount to be calculated pursuant to the provisions of Article 92 (Reorganization Surplus), Section 1 of the Law, which is equivalent to the portion contributed by former Members and other related amounts from the net assets of the Current Company.

The amount of reorganization surplus calculated as set forth in paragraph (2) below is ¥63,158,381,073.

(2) Method of Calculation of the Amount of Reorganization Surplus

The amount of reorganization surplus was calculated in accordance with the provisions of Article 92 (Reorganization Surplus), Section 3 of the Law and Article 45 (Calculation of the Amount of Reorganization Surplus), Section 1 of the Regulations:

Amount of Reorganization Surplus
= (Net Assets of the Current Company at the Time of Demutualization (Note))
x {(Amount set out in subparagraph (i) below) □ (Amount set out in subparagraph (ii) below)} ÷ (Amount set out in subparagraph (i) below)

(i) Amount of the net assets at the time of demutualization (Note) which is evaluated in the same manner as the calculation of the amount of contribution by Members, after deducting the sum of the following amounts at the time of demutualization (Note):

a. Amount to be reserved for the performance of obligations under the insurance policies that are subject to the calculation of the amount of contribution. This amount is calculated similarly to the amount set forth in Article 44 (Calculation of Amount of Contribution by Members), Section 2, Item 2 of the Regulations which calculates the amount of contribution in accordance with Law, Order and Regulations;

b. Amount to be reserved for the performance of obligations under the insurance policies pursuant to which no surplus is to be distributed at the time of demutualization (Note) as set forth in Article 63 (Non-membership Contract), Section 1 of the Law, which is evaluated in almost the same manner as the calculation of the amount referred to in a. above;

c. Amount to be reserved for the performance of obligations of the Current Company at the time of demutualization (Note), which is evaluated in almost the same manner as the calculation of the amount referred to in a. above (excluding amounts set forth in a. and b. above).

(ii) Sum of the amount of contribution by Members that are subject to the calculation of the amount of contribution.

(Note) Actual calculation will be based on the amount of net assets, etc., effective as of the Record Date.

11. Matters Concerning Redemption of Funds

(1) Summary

The Current Company's unredeemed funds are ¥21 billion as of July 30, 2002. All of these funds will be redeemed prior to the date of demutualization pursuant to the provisions of Article 88 of the Law (Redemption of Fund).

(2) Method of Redemption of Funds

The date of redemption of the unredeemed funds will be determined by resolution of the Board of Directors of the Current Company, and the funds will be redeemed prior to the date of demutualization pursuant to the provisions of the fund contribution agreement.

Opinions

[Letterhead of Anderson Mori]

August 1, 2002

To: The Taiyo Mutual Life Insurance Co.

From: Kunihiko Morishita, Attorney-at-law
Shinji Nakamura, Attorney-at-law

Re: Demutualization to a Joint Stock Corporation

We are legal counsel for The Taiyo Mutual Life Insurance Co. (hereinafter referred to as "Taiyo Life") with respect to the demutualization of Taiyo Life into a joint stock corporation (hereinafter referred to as "Demutualization").

In connection with the Demutualization, we have examined the following documents:

(A) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life held on January 24, 2002;

(B) The public notice of the record date for the allotment of shares upon Demutualization (hereinafter referred to as the "Record Date") made by Taiyo Life on January 25, 2002;

(C) The document titled "Notice of Explanation of Demutualization and Listing" dated January 2002 which Taiyo Life sent to its policyholders;

(D) The document titled "Important Notice" and the document titled "Important Notice of Demutualization of Taiyo Life" attached thereto to be delivered by Taiyo Life to persons executing insurance policies with Taiyo Life;

(E) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life (hereinafter referred to as the "BOD") dated July 11, 2002;

(F) A copy of the notice of the general meeting of representative members held on July 30, 2002 (hereinafter referred to as the "General Meeting");

(G) Excerpts of the minutes of the General Meeting;

(H) The reorganization plan approved at the General Meeting (hereinafter referred to as the "Reorganization Plan");

(I) Articles of Incorporation approved at the General Meeting (hereinafter referred to as the "Articles of Incorporation of the New Company");

(J) The public notice given by Taiyo Life on July 31, 2002 with respect to the resolution for Demutualization that was resolved at the General Meeting; and

(K) The Document titled "Statement of Reasons for Allotment of Shares."

Further, we examined other related documents and legal issues that we deemed necessary or appropriate for giving the opinions stated below.

Based on our review of these documents, we are of the opinion that, under the Insurance Business Law, the Commercial Code and other laws and ordinances applicable to Taiyo Life, effective as of the date of this opinion (except as otherwise set forth):

1. The procedures necessary for setting March 31, 2002 as the Record Date were taken legally, and the Record Date was effectively set;

2. The documents set out in (D) above are notice that was legally made to advise that Taiyo Life is "in the process of demutualization," which was given to persons who execute insurance policies with Taiyo Life on or after the date of the public notice referred to in (J) in accordance with Article 87, Paragraph 2 of the Insurance Business Law and Article 71, Paragraph 1 of the same Law as applied *mutatis mutandis* under the said Paragraph;

3. Notice of the General Meeting was prepared legally in accordance with Article 86, Paragraph 4 of the Insurance Business Law;

4. The Reorganization Plan was prepared legally in accordance with Article 86, Paragraph 5 of the Insurance Business Law and the Enforcement Regulations of the same Law. The procedures for Demutualization as provided for in the Reorganization Plan are legal;

5. The proposed Articles of Incorporation of the New Company are legal under the Commercial Code in force as of the date of this Opinion and the Amended Commercial Code to be applied on and after the date of implementation of the "Law for Partial Amendment to the Commercial Code, Etc. (Law No. 44 of 2002)" (i.e., April 1, 2003);

6. The appointment of directors, statutory auditors and accounting auditors is legal;

7. The contents of the public notice referred to in (J) above is legal, and the procedures for objections to Demutualization described in the relevant public notice are legal; and

8. The document referred to in (K) above is a statement of reasons which is legal under Article 86-2, Paragraph 1 of the Insurance Business Law and Article 42-2, Item 4 of the Enforcement Regulations of the same Law.

End

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

July 3, 2002

The Board of Directors
Taiyo Mutual Life Insurance Company

Milliman Japan
Stephen H. Conwill, Managing Director & Senior Consultant

Toshiyuki Ikuma, Principal & Senior Consultant

Actuarial Opinion on Demutualization of Taiyo Mutual Life Insurance Company

The allocation of compensation to members, determination of the amount of Organizational Change Surplus, and development of a Policyholder Protection Scheme were undertaken in accordance with the Insurance Business Law ("IBL"), the IBL Enforcement Regulations, and the other related regulations in course of the demutualization of Taiyo Mutual Life Insurance Company ("Taiyo Life"). This document describes Milliman's opinion on the appropriateness of the actuarial matters.

1. Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. " Milliman"), is a fellow of the US Society of Actuaries and a Member of the American Academy of Actuaries, and Toshiyuki Ikuma, Senior Consultant of Milliman Japan and a Principal of Milliman USA, is a fellow of Institute of Actuaries of Japan ("IAJ"). Both are qualified actuaries and are obligated to adhere to the IAJ's "Standards of Practice regarding Compensation to Members" (referred to as "the Practice Standard" hereafter.) Neither Conwill nor Ikuma has an interest in the issues related to the organizational change, which could be regarded as influencing the opinions expressed in this document.

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

2. Reliance on provided data

Taiyo Life and Milliman cooperatively undertook Actuarial Contribution ("AC") calculation for members as a basis for allocating compensation among members.

In the course of the process, Milliman depended on data and information provided by Taiyo Life. The data and information Milliman relied on can be broadly categorized as follows:

1. Information in the financial statements of Taiyo Life
2. Data and information on in-force business at March 31, 2000, March 31,2001, March 31, 2002, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premium, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the company

Milliman performed no formal audit of this data and information, and its opinion was dependent on the accuracy of the data and information provided. However, Milliman undertook the following review procedures:

1. Verification that Taiyo Life provided all of the essential data and information required to support AC calculations.
2. Verification of the broad consistency of the data and information with Milliman's expectations, based on its knowledge of the Japanese insurance business environment and Taiyo Life's specific situation.
3. A broad review of data trends and data smoothness. Issues that arose during Milliman's review were discussed with Taiyo Life. Material issues that arose during this review were resolved to our mutual satisfaction.

Accordingly, Milliman's opinion was premised on the assumption that all the data and information provided was accurate.

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

3. Calculation procedure of actuarial contribution for members

With respect to the AC calculation, we followed the Practice Standard and conducted calculations according to the basic concept and definitions stipulated therein.

AC was calculated for each policy in accordance with the Practice Standard (Method 2) — the method where historic and prospective contributions to the formation of retained earnings are calculated for each fiscal year, and where historic AC is accumulated at an appropriate investment earnings rate and future AC is determined by calculating the present value of future AC discounted at an appropriate rate.

Milliman performed calculations for individual insurances, individual annuities, asset formation plans, group insurances and group pensions based on the general method described in the preceding paragraph.

Taiyo Life was able to provide adequate data describing historical experience, in order to support the AC calculations. In developing many of the historical assumptions, however, it was necessary to use either industry data or highly aggregate data based on historical financial filings. In order to develop assumptions as well as maintaining equitable fairness among policyholders, we were guided by the general principle that assumptions should be reasonably consistent with the available historical data and future expectations.

Policy information was based on in-force information provided by Taiyo Life. For policies that have been converted or renewed since original issue, contributions were based, where reasonably possible in light of available information, on profits emerging from the original issue date of the policy. Where original issue date information was not available, the oldest available data or reasonable estimates were employed.

For policies with riders, the ACs of the rider portions were calculated and added to those of the base policies.

Taiyo Life historically sold large volumes of relatively short-term endowment products. Taiyo Life, in their historic emphasis on short-term savings business, can be considered unique among Japan's mutual life insurers. The company stays in close touch with customers, and rolls over this business on the renewal date to the extent feasible. As such, the company views a policy, along with its sequence of renewals, as representing a single transaction. This philosophy is recognized in our AC calculations. Specifically, in developing actuarial contributions for these savings products, we have reflected both (1) the history of past renewals, and (2) an expectation of future renewals.

Riders were first combined with base policies, and if total base/rider contribution was negative, each combination was set to zero prior to aggregation of multiple policy results. Future renewals were combined with the current in-force policy and were viewed as a single contract.

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

4. Background on the Plan of Policyholder Protection

Taiyo Life will establish a segment (Par-Segment) to determine the surplus from Par-policies for the assurance of policyholder protection. In the Par-Segment, participating business existing at the time of organizational change is managed with new participating business written after the implementation of organizational change. In forming the opinion rendered in Section 8 of this document, we assumed that participating policyholders were treated fairly if the approach to dividend distribution applied to Par-policies after organizational change was broadly consistent with the approach that would have been applied, had the company not undergone organizational change. It is important to note that fairness applies to maintenance of a dividend philosophy, rather than the maintenance of any particular dividend scale. Due to changes in experience subsequent to the date of organization change, it is natural to anticipate that dividend scales will increase or decrease in future years.

5. Background regarding Organizational Change Surplus

The IBL stipulates that a company should keep, at the time of organizational change, an organizational change surplus level that reflects, in a very broad conceptual manner, net assets less that portion of surplus that may be viewed as having been contributed by members of the organizational change. The OCS is not precisely defined in the IBL and Japanese insurance experts generally agree that multiple calculation methods are possible. In addition, there is no global precedent for the OCS.

6. Opinion 1

In our opinion, the plan for allocation of policyholder compensation set forth in Chapter 6 of the Plan of Reorganization ("the Plan") Draft is based on a method consistent with IBL and the Practice Standard.

Discussion of Opinion 1

Members eligible for compensation are par-policyholders who own in-force policies as of March 31, 2002, which Taiyo Life selected as the effective date based on practical considerations related to the time required for implementation of demutualization procedures. Our calculations are consistent with that date.

The allocation of compensation to members will be exercised according to the members' AC as stipulated in Art. 89-2 of the IBL. AC was properly calculated in accordance with the IBL and the Practice Standard as described in Section 3 above.

Policyholder share allocations are based on each policyholder's AC, as a fraction of total AC, summed across all policyholders

The situation of each insurance company in Japan is unique, and each faces unique issues in developing methods for actuarial contribution calculations. The AC methods employed here should be viewed as consistent with the IBL and appropriate to the specific circumstances of Taiyo Life.

Since compensation is made in the form of stock allocation, the allocation should not adversely affect the company's solvency or operational viability.

7. Opinion 2

In our opinion, the calculation method of Organizational change surplus (OCS) set forth in Chapter 10 of the Plan Draft is consistent with methods stipulated in the IBL and is consistent with the methods used to calculate Actuarial Contribution.

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

Discussion of Opinion 2

Taiyo Life's calculation method of the OCS is based on Article 92 of IBL and Article 45 of the IBL Enforcement Regulation.

Because there is no established precedent globally for this concept, and because the calculation method for the OCS is subject to interpretation, the method used by Taiyo Life should be viewed as one of several possible acceptable approaches.

Assumptions and the asset share calculation method used to determine the level of the OCS are consistent with those used to develop actuarial contributions.

8. Opinion 3

We believe that the rule set forth in Chapter 9 of the Plan Draft regarding the protection of par-policies provides an adequate framework for assuring policyholder fairness if consistently applied. If Taiyo Life consistently applies this dividend scheme, fairness will be maintained in future years.

Discussion of Opinion 3

We have reviewed the approach to dividend protection outlined by Taiyo Life management to us and to regulators during the course of planning for organizational change. The overall approach, the establishment of segments for the determination of policyholder dividends in particular, provides an adequate framework for the maintenance of a consistent approach to dividend determination before and after organizational change. This approach to dividend protection is consistent with the method of Actuarial Contribution calculation described in Section 3 of this document.

We note, however, that the approach of dividend determination is complex, and the specific technical details envisioned are not described at a high level of detail in the Plan Draft or articles of incorporation. As such, maintenance of fairness is dependent on management's consistent application of a broadly stated philosophy.

Thus, fairness will be achieved if Taiyo Life management determines dividends, within the framework established, in a manner consistent with that applied prior to organizational change.

July 4, 2002

To: The Board of Directors

From: Kunio Ikeda, Actuary

Opinion Regarding Actuarial Matters Associated with Demutualization

In my role as Chief Actuary, I have been involved in actuarial matters relating to the demutualization of The Taiyo Mutual Life Insurance Co. (hereafter, "Taiyo Life"), and have verified that all matters relating to the calculation of share allotments for policyholders and members, the calculation of reorganization surplus, and policies relating to policyholder dividends following reorganization are appropriate from an actuarial standpoint.

1. Calculation of Policyholder / Member Share Allotments

(1) Verification Items

A check was performed to ensure that the method of calculation of policyholder (member) share allotments is appropriate and in accordance with the provisions of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), Article 44 of the Insurance Business Law Enforcement Regulations ("Calculation of Policyholder / Member Contributions"), other related laws, and The Institute of Actuaries of Japan's "Practical Guidelines Relating to the Allotment of Policyholder / Member Compensation for Demutualization" (hereafter, "the Practical Guidelines").

(2) Results of Verification

The method of calculating policyholder (member) share allotments as detailed in the proposed reorganization plan which is scheduled to be put before the annual general meeting of representative policyholders on July 30, 2002 (hereafter, "the reorganization plan") was found to comply with the relevant laws and the Practical Guidelines, and calculations based on this method were found to be performed using appropriate assumptions and procedures and to be fair and appropriate from an actuarial perspective.

(3) Verification Process

Materials were received from the Planning, Accounting, Corporate Insurance Management, and Investment Planning departments of Milliman USA Inc. (hereafter, "Milliman") and Taiyo Life, and were checked in accordance with (a)-(h) (below) to ensure that the calculation of policyholder (member) share allotments is performed in a manner which is fair and appropriate.

(a) The method of calculating policyholder (member) share allotments as detailed in the reorganization plan was found to comply with the provisions of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), Article 44 of the Insurance Business Law Enforcement Regulations ("Calculation of Policyholder / Member Contributions"), other related laws, and the Practical Guidelines.

(b) The list of insurance policies for which profits are distributed to policyholders as dividends and which were effective as of the date of record for compensation (March 31, 2002) and correspond to policyholders (members) eligible to receive share allotments (Taiyo Life policyholders / members as of the date of record for compensation) was found to be identical to the list of insurance policies for which actuarial contributions are to be calculated.

(c) By checking the calculation formulae for each type of insurance, it was confirmed that the methods of calculating actuarial contributions are consistent with the Practical Guidelines.

In the case of personal insurance, Taiyo Life uses a calculation method which reflects the continuity of insurance policies and ensures consistency between the practical handling of policy renewals and the calculation of actuarial contributions, but this method was deemed to be appropriate from an actuarial standpoint as outlined in the Practical Guidelines.

(d) It was confirmed that the empirical rates (based on past data) and assumptions regarding future trends which were used in the calculation of actuarial contributions were determined by a method which is appropriate from an actuarial standpoint.

(e) The accuracy of the calculation results regarding actuarial contributions for each insurance policy was verified by checking the calculation procedures and a sample of the calculation results.

(f) The actuarial contribution for each policyholder (member) is the total of the actuarial contributions for each insurance policy held by that policyholder (member) which was effective as of the date of record for compensation and which is eligible for inclusion in the calculation of actuarial contributions.
Where the actuarial contribution of an individual insurance policy was found to be negative, the contribution of this policy was deemed to be zero for the purpose of calculating the total actuarial contribution. This calculation procedure was deemed appropriate under the Practical Guidelines.
The accuracy of the calculation results regarding total actuarial contributions for each policyholder (member) was verified by checking the calculation procedures and a sample of the calculation results.

(g) The number of shares to be allotted to an individual policyholder (member) was calculated by multiplying the total number of shares to be issued by Taiyo Life in accordance with Clause 2 of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members") by the ratio of that policyholder's (member's) actuarial contribution to the total actuarial contribution for all policyho lders (members) (excluding contributions in cases where an allotment of shares would be in violation of the law).
It was confirmed that the number of shares to be allotted was calculated accurately and in accordance with this method for all policyholders (members) eligible to receive share allotments.

(h) Demutualization compensation for policyholders (members) is to be provided in the form of a share allotment in accordance with Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), and should have no impact on the solvency margin of Taiyo Life.
Furthermore, the expected outflow of funds due to the delivery of cash in lieu of shares in cases where an allotment of shares would be in violation of the law as stipulated in Article 12 of the Insurance Business Law Enforcement Regulations ("Delivery of Cash in Lieu of Share Allotments") should have no significant impact on the solvency margin of Taiyo Life in view of the company's current level of net assets.

2. Calculation of Reorganization Surplus

(1) Verification Items
A check was performed to ensure that the method of calculation of reorganization surplus is appropriate and in accordance with the provisions of Article 92 of the Insurance Business Law ("Reorganization Surplus Amount") and Article 45 of the Insurance Business Law Enforcement Regulations ("Calculation of Reorganization Surplus Amount").

(2) Results of Verification
The method of calculating reorganization surplus as detailed in the reorganization plan was found to comply with the relevant laws, and calculations based on this method were found to be fair and appropriate.

(3) Verification Process
It was confirmed that the method of calculating reorganization surplus as detailed in the reorganization plan is a calculation method which complies with the provisions of Article 92 of the Insurance Business Law ("Reorganization Surplus Amount") and Article 45 of the Insurance Business Law Enforcement Regulations ("Calculation of Reorganization Surplus Amount") and is fair and appropriate.
It was also confirmed that the reorganization surplus amount was calculated accurately and in accordance with the reorganization plan.

3. Policies Relating to Policyholder Dividends Following Reorganization

(1) Verification Items

A check was performed to ensure that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in future under the policies relating to policyholder dividends following reorganization as detailed in the reorganization plan.

(2) Results of Verification

It was found that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in the future under the policies relating to policyholder dividends following reorganization as detailed in the reorganization plan.

(3) Verification Process

(a) The policies relating to policyholder dividends following reorganization (as detailed in the reorganization plan) distinguish dividend-paying insurance products from other products and separate profits and losses associated with insurance policies for which policyholder dividends are paid from other profits and losses, and also guarantee that transfers to the policyholder dividend reserve will be equivalent to the transfers which are currently made to the policyholder (member) dividend reserve. This should enable the company's current dividend policies to be maintained following the reorganization.

(b) Under the reorganization plan, profits and losses associated with amounts transferred between the dividend-paying insurance category and the non-insurance category (the amount of reserves set aside as a buffer against unforeseen risk events relating to insurance policies in the dividend-paying insurance category which may occur after the end of the current financial year, as calculated using standards deemed reasonable by the New Company, or the amount of losses associated with the actual occurrence of such risk events, as calculated using standards deemed reasonable by the New Company) are included when calculating policyholder dividends. This procedure relates to post-reorganization risk management and is appropriate from an actuarial perspective.

(c) The policies relating to policyholder dividends following reorganization are to be stipulated in the post-reorganization articles of incorporation in accordance with Clause 7 of Article 86 of the Insurance Business Law ("Approval of Reorganization Plan"), thereby ensuring that these policies are maintained. Additionally, in accordance with Clause 1, Item 2 of Article 121 of the Insurance Business Law ("Duties of Chief Actuary"), the Chief Actuary will be required to perform an annual check to ensure that policyholder dividends are being paid in a fair and equitable manner. These measures should ensure that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in the future.

4. Written Opinion from Milliman

I hereby acknowledge that the written opinion issued by Stephen H. Conwill and Toshiyuki Ikuma of Milliman Japan (Milliman's Japanese branch) dated July 3, 2002 and entitled "Written Opinion Regarding Actuarial Matters Relating to Demutualization" is consistent with and equivalent to my own opinions as outlined above in Sections 1 through 3.

The data provided by Taiyo Life to Milliman were also found to be accurate based on checks of data samples and the process by which information was provided.

5. Matters Relating to the Formation of this Opinion

As of the date of record for compensation, I held six insurance policies which would entitle me to share allotments. This has had no impact on the formation of my opinion as Chief Actuary.